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CUSIP No. 685932105               SCHEDULE 13D/A                    Page 1 of 24
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)
                          OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    685932105
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                                 (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 2 of 24
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value Partners II, L.P.

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         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 0
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 0
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             0
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  0%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 3 of 24
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Associates, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

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            (b)

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         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 0
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 0
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             0
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  0%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 4 of 24
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value LLC

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

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         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 0
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 0
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             0
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  0%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             OO
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 5 of 24
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Joseph Stilwell

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

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            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions) PF, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 0
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 0
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             0
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  0%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 6 of 24
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Kevin D. Padrick

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         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a) [X]

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            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 25,000
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 0
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 25,000
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 0
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             25,000
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  .8%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 7 of 24
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Item 1.   Security and Issuer

     This is Amendment No. 19 to the Schedule 13D filed on November 17, 2000 ("Original 13D"), by joint filers Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a
Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners II and Stilwell Associates, Joseph Stilwell, managing and sole member of Stilwell Value LLC, and Kevin D. Padrick. All of the filers of this Schedule 13D are collectively referred to as the "Group" or "Reporting Persons". This filing amends Amendment No. 1 to the Schedule 13D filed on December 15, 2000 ("Amendment No. 1 to Original 13D"), Amendment No. 2 to the Schedule 13D filed on January 9, 2001 ("Amendment No. 2 to Original 13D"), Amendment No. 3 to the Schedule 13D filed on February 1, 2001 ("Amendment No. 3 to Original 13D"), Amendment No. 4 to the Schedule 13D filed on February 16, 2001 ("Amendment No. 4 to Original 13D"), Amendment No. 5 to the Schedule 13D filed on March 23, 2001 ("Amendment No. 5 to Original 13D"), Amendment No. 6 to the Schedule 13D filed on May 8, 2001 ("Amendment No. 6 to Original 13D"), Amendment No. 7 to the Schedule 13D filed on May 22, 2001 ("Amendment No. 7 to Original 13D"), Amendment No. 8 to the Schedule 13D filed on May 29, 2001 ("Amendment No. 8 to Original 13D"), Amendment No. 9 to the Schedule 13D filed on July 5, 2001 ("Amendment No. 9 to Original 13D"), Amendment No. 10 to the
Schedule 13D filed on July 31, 2001 ("Amendment No. 10 to Original 13D"), Amendment No. 11 to the Schedule 13D filed on August 21, 2001 ("Amendment No. 11 to Original 13D"), Amendment No. 12 to the Schedule 13D filed on September 14, 2001 ("Amendment No. 12 to Original 13D"), Amendment No. 13 filed on September 21, 2001 ("Amendment No. 13 to Original 13D"), Amendment No. 14 filed on October 1, 2001 ("Amendment No. 14 to Original 13D"), Amendment No. 15 filed on October 15, 2001 ("Amendment No. 15 to Original 13D"), Amendment No. 16 filed on October 29, 2001 ("Amendment No. 16 to Original 13D"), Amendment No. 17 filed on January 3, 2002 ("Amendment No. 17 to Original 13D"), and Amendment No. 18 filed on March 18, 2002 ("Amendment No. 18 to Original 13D").

     This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon 97814. The amended joint filing agreement of the members of the Group is
Exhibit 10. A copy of the form of Power of Attorney given by Kevin Padrick to Joseph Stilwell is included in Exhibit 11.

Item 2.   Identity and Background

     (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II and Stilwell Associates.

     The business address of Stilwell Value Partners II, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 8 of 24
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     The principal employment of Mr. Stilwell is investment management. Stilwell
Value Partners II and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II and Stilwell Associates.

     This statement is also filed by Kevin D. Padrick with respect to options to purchase shares of Common Stock. Mr. Padrick's business address is 12 River Road, Sunriver, Oregon 97707. Mr. Padrick, an attorney, is a consultant for businesses in need of an individual with a background in both business and law.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Stilwell and Mr. Padrick are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D, in Amendment No. 1 to the Original 13D, in Amendment No. 6 to the Original 13D, in Amendment No. 10 to the Original 13D, in Amendment No. 12 to the Original 13D, and in Amendment No. 13 to the Original 13D.

Item 4.   Purpose of Transaction

     The purpose of the acquisition of Common Stock of the Issuer by members of the Group was to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights with the intent to influence the policies of the Issuer.

     Members of the Group are filing this Amendment No. 19 to the Original 13D to report that as a result of the Issuer having entered into a definitive agreement on February 24, 2003, to merge with FirstBank NW Corp. ("FBNW"), the Group has accomplished its goal of causing the Issuer to maximize shareholder value. The Group has therefore disposed of substantially all of its shares of Common Stock. Additionally, attached as Exhibit 15 to this Amendment No. 19 to the Original 13D is a copy of a Standstill Agreement which members of the Group, other than Mr. Padrick, entered into with FBNW.

     In January 2001, members of the Group met with the Issuer's management to discuss its concerns that management was not maximizing shareholder value and it proposed that the company voluntarily place its nominees on the board. Management rejected the Group's proposal, and the Group announced its intention to solicit proxies to elect a board nominee. The Issuer refused to produce its complete shareholder list, and the Group sued the Issuer. The Baker County court

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 9 of 24
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ultimately ordered the Issuer to produce the complete list and to pay $10,000 in attorneys' fees to the Group. The Group also initiated lawsuits against two directors alleging that one director had violated the Issuer's residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. The first suit was dismissed on summary judgment grounds, and the Group filed an appeal; the other suit was dismissed by the federal court for lack of federal jurisdiction but with permission to re-file in state court. On or about August 16, 2001, the Group began to solicit proxies from shareholders to elect Kevin D. Padrick to the Board of the Issuer. On September 12, 2001, the Issuer filed suit in federal district court and sought an injunction to invalidate the Group's proxies. On September 26, 2001, the district court denied the injunction and the election proceeded. During the election, the Issuer announced the hiring of an investment banking firm. The Group argued in its proxy materials that the Issuer should use its excess capital to repurchase its shares at prices below book value. In the 5 months after the filing of the Group's first proxy statement (i.e., from 8/1/01-12/31/01), the Issuer repurchased approximately 15% of its shares.

     On October 12, 2001, at the Issuer's Annual Meeting, the Issuer's shareholders elected the Group's candidate, Kevin D. Padrick, to a seat on the Board of Directors. Mr. Padrick received 62% of the total shares voted, and John Gentry, the Issuer's nominee with the most votes, received 36% of the total shares voted.

     On March 12, 2002, the Issuer and members of the Group entered into a Standstill Agreement pursuant to which, among other things, the Issuer agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Group's director to the Board at the end of his current term, to maintain a seat for the Group's director, or a replacement director, for five years, to reimburse a portion of the Group's expenses incurred in the proxy contest, and to withdraw the pending lawsuit against members of the Group with prejudice. In exchange, members of the Group agreed to refrain from seeking additional seats on the Issuer's Board and to support the Issuer so long as the financial goals set forth in the Standstill Agreement have been met. A copy of the Standstill Agreement is Exhibit 14 hereto. All of the pending litigation was dismissed with prejudice with the parties exchanging general releases.

     On or about February 24, 2003, the Issuer and FBNW announced the signing of a definitive agreement whereby the Issuer and FBNW would be merged and, subject to adjustments at closing, FBNW would pay shareholders of the Issuer either $22.00 or approximately 1.028 common shares of FBNW for each share of Common Stock. On or about February 24, 2003, members of the Group, other than Mr. Padrick, and FBNW entered into a Standstill Agreement, a copy of which is attached hereto as Exhibit 15, whereby such members of the Group agreed, among other things, to comply with various terms of the 2002 OTFC-Stilwell Standstill Agreement and, after the merger, to dispose of their shares of FBNW.

     On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 10 of 24
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Northeast  Pennsylvania  Financial Corp.  agreed to acquire SPN and the Stilwell
SPN Group disposed of its shares of SPN on the open market.

     On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

     On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

     On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws to require that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. (In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.) On June 5, 2001, Montgomery

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 11 of 24
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announced  that it had  hired an  investment  banking  firm,  to "help  evaluate available alternatives to improve financial performance and maximize shareholder value. . . .  [including] a potential  acquisition or merger." On June 13, 2001, the Group noticed its intention to nominate two persons to Montgomery's board at the 2001 annual meeting. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

     On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would expand its board of directors by one seat and appoint a director selected by the Stilwell HCBB Group. Additionally, HCBB agreed to adopt annual financial targets. If HCBB does not achieve this target, it has agreed to retain an investment banking firm to help it to evaluate alternatives to maximize shareholder value. So long as HCBB achieves the target, the Stilwell HCBB Group has agreed, among other things, to: (a) refrain from soliciting proxies to elect an alternate slate to the Board, (b) refrain from interfering with the operational decisions of HCBB, (c) refrain from making statements critical of HCBB, and (d) support the election of HCBB 's nominees to the Board. Unless earlier terminated pursuant to its terms, the parties' agreement expires on its fifth anniversary. On October 22, 2001, the Stilwell HCBB Group disclosed that HCBB named John G. Rich, the Stilwell HCBB Group's appointee, as its new director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares.

     On February 20, 2002, certain members of the Group (the "Stilwell ACAP Group") entered into a three year Standstill Agreement with American Physicians Capital, Inc. ("ACAP") wherein ACAP invited the Stilwell ACAP Group's nominee, Spencer L. Schneider, to become a director on ACAP's Board of Directors. Additionally, ACAP agreed, subject to its Board's fiduciary duty and regulatory approval, to consider using a portion of its excess capital to repurchase the Company's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those year.

     On November 25, 2002, the Stilwell ACAP Group filed a Schedule 13D to report that, as a result of ACAP's repurchase of 1,543,310 shares of its stock, or 15.07% of its outstanding shares, during 2002, the Stilwell ACAP Group's holdings of shares of ACAP stock exceeded 5% of ACAP's outstanding shares. ACAP's repurchases were made in compliance with the parties' Standstill Agreement and were highly accretive to ACAP's per share book value.

Item 5.   Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,095,438, reported as the number of outstanding shares as of January 1, 2003, on a Form 10-Q dated February 12, 2003. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A) Stilwell Value Partners II
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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 12 of 24
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     (a)  Aggregate number of shares beneficially owned: 0
          Percentage: 0%

     (b)          1.  Sole power to vote or to direct vote: 0
                  2.  Shared power to vote or to direct vote: 0
                  3.  Sole power to dispose or to direct the disposition: 0
                  4.  Shared power to dispose or to direct disposition: 0

     (c) Stilwell Value Partners II has made the following sales of Common
         Stock:

       -------------------------------------------------------------------------
          Date     Number of Shares    Price Per Share ($)    Total Proceeds ($)
       -------------------------------------------------------------------------
        2/25/03        1,600                  22.50               36,000
       -------------------------------------------------------------------------
        2/26/03        5,900                  22.50              132,750
       -------------------------------------------------------------------------
        2/27/03        7,500                  22.60              169,500
       -------------------------------------------------------------------------
        2/28/03      151,976                  22.50            3,419,460
       -------------------------------------------------------------------------

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B)      Stilwell Associates

     (a)  Aggregate number of shares beneficially owned: 0
          Percentage: 0%

     (b)          1.  Sole power to vote or to direct vote: 0
                  2.  Shared power to vote or to direct vote: 0
                  3.  Sole power to dispose or to direct the disposition: 0
                  4.  Shared power to dispose or to direct disposition: 0

     (c) On February 28, 2003, Stilwell Associates sold 45,000 shares of Common Stock for $22.50 per share for a total of $1,012,500.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C) Stilwell Value LLC

     (a) Aggregate number of shares beneficially owned: 0
         Percentage: 0%

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 13 of 24
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     (b)         1. Sole power to vote or to direct  vote:  0
                 2. Shared power to vote or to direct vote: 0
                 3. Sole power to dispose or to direct the  disposition: 0
                 4. Shared power to dispose or to direct disposition: 0

     (c) Stilwell Value LLC has made no purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II and Stilwell Associates.

(D) Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 0
         Percentage: 0%

     (b)         1. Sole power to vote or to direct vote: 0
                 2. Shared power to vote or to direct vote: 0
                 3. Sole power to dispose or to direct the disposition: 0
                 4. Shared power to dispose or to direct disposition: 0

     (c) On February 28, 2003, Mr. Stilwell sold 51,500 shares of Common Stock for $22.50 per share for a total of $1,158,750.

(E) Kevin D. Padrick

     (a)  Aggregate number of shares beneficially owned: 25,000
          Percentage: .8%

     (b)         1. Sole power to vote or to direct vote: 25,000
                 2. Shared power to vote or to direct vote: 0
                 3. Sole power to dispose or to direct the disposition: 25,000
                 4. Shared power to dispose or to direct disposition: 0

     (c) There has been no change in Mr. Padrick's beneficial ownership of Common Stock as reported in Amendment No. 16 to Original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Amended Joint Filing Agreement filed as Exhibit 10 to this filing, and the agreements annexed in Exhibits 9, 14 and 15, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 14 of 24
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not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as general partner and managing and sole member of Stilwell Value LLC, as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

     See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits
Exhibit No.      Description
--               -----------
1        Joint Filing Agreement*
2        Letter Dated December 26, 2000 From Stilwell Associates to The Issuer**
3        Petition for Alternative Writ of Mandamus, dated January 5, 2001**
4        Letter Dated January 24, 2001 From Stilwell Associates to The Issuer***
5        Complaint dated February 16, 2001****
6        Letter Dated May 8, 2001 From Stilwell Associates to The Issuer*****
7        Complaint Dated May 21, 2001+
8        Proposed Supplemental Complaint++
9        Notice of Intention to Nominate dated August 17, 2001+++
10       Amended Joint Filing Agreement++++
11       Powers of Attorney++++
12       Opinion and Order, dated September 28, 2001+++++
13       Order on Attorney Fees, dated December 24, 2001#
14       Standstill Agreement, dated March 12, 2002##
15       Standstill Agreement, dated February 24, 2003


*  Previously filed on November 17, 2000
** Previously filed on January 9, 2001
*** Previously filed on February 1, 2001
**** Previously filed on March 23, 2001
***** Previously filed on May 8, 2001
+ Previously filed on May 22, 2001
++ Previously filed on July 31, 2001
+++ Previously filed on August 21, 2001
++++ Previously filed on September 14, 2001
+++++ Previously filed on October 1, 2001
#Previously filed on January 3, 2002
## Previously filed on March 18, 2002

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 15 of 24
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    March 3, 2003
                                          STILWELL VALUE PARTNERS II, L.P.

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   STILWELL VALUE LLC
                                                General Partner

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   STILWELL VALUE LLC
                                                General Partner

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          ------------------------------
                                          By:   Joseph Stilwell
                                                Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          -------------------------------
                                          Joseph Stilwell

                                          KEVIN D. PADRICK
                                          /s/ Kevin D. Padrick*
                                          ---------------------------------
                                          Kevin D. Padrick

                                          By:  /s/ Joseph Stilwell*
                                               -------------------------------
                                                 Joseph Stilwell,
                                                 Attorney-in-Fact

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 16 of 24
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                                   EXHIBIT 15
                              STANDSTILL AGREEMENT

     THIS STANDSTILL AGREEMENT ("Agreement"), dated this 24th day of February 2003, is by and between FirstBank NW Corp., a Washington Corporation (the "Company"), and Stilwell Associates, L.P., a Delaware limited partnership, Stilwell Value Partners II, L.P., a Delaware limited partnership, Stilwell Value LLC, a Delaware limited liability company, and Joseph Stilwell, an individual (collectively, the "Group;" individually, a "Group Member").

                                    RECITALS

     WHEREAS, the Group is the largest shareholder in Oregon Trail Financial Corp. ("OTFC") common stock and OTFC proposes to merge with and into the Company ("Merger") pursuant to a Merger Agreement ("Merger Agreement").

     WHEREAS, each Group Member has agreed to enter into this Agreement in consideration of, and as a material inducement for, the Company entering into the Merger Agreement.

     WHEREAS, the Company and the Group have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described.

     NOW THEREFORE, in consideration of the Recitals and the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the parties hereto mutually agree as follows:

     1. Representations and Warranties of the Group Members. The Group Members hereby represent and warrant to the Company, as follows:

     (a) The Group has fully disclosed in Exhibit A to this Agreement the total of number of shares of OTFC common stock as to which it has beneficial ownership and neither the Group nor any Group Member, nor any of their affiliates, has (i) a right to acquire a beneficial ownership interest in any capital stock of the Company, and (ii) a right to vote any shares of capital stock of the Company;

     (b) The Group and Group Members have full power and authority to enter into and perform their obligations under this Agreement, and the execution and delivery of this Agreement by the Group and Group Members has been duly authorized by the principals of the Group. This Agreement constitutes a valid and binding obligation of the Group and Group Members and the performance of its terms shall not constitute a violation of any limited partnership agreement, by-laws or any agreement or instrument to which the Group or any Group Member is a party;

     (c) There are no other persons who, by reason of their personal, business, professional or other arrangement with the Group or any Group Member, whether written or oral and whether existing as of the date hereof or in the future, have agreed, explicitly or implicitly, to take any action on behalf of or in lieu of the Group or any Group Member that would otherwise be prohibited by this Agreement; and
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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 17 of 24
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         (d) There are no arrangements, agreements or understandings concerning the subject matter of this Agreement between the Group (or any Group Member) and the Company other than as set forth in this Agreement.

         2. Representations and Warranties of the Company.

     (a) The Company hereby represents and warrants to the Group that the Company has full power and authority to enter into and perform its obligations under this Agreement, and that the execution and delivery of this Agreement by the Company has been duly authorized by the Board of Directors of the Company. This Agreement constitutes a valid and binding obligation of the Company and the Board and the performance of its terms shall not constitute a violation of its articles of incorporation, bylaws or any agreement or instrument to which it is a party.

     (b) The Company hereby represents and warrants to the Group that there are no arrangements, agreements or understandings concerning the subject matter of this Agreement between the Group (or any Group Member) and the Company other than as set forth in this Agreement.

         3. Covenants.

     (a) During the term of this Agreement, the Group and each Group Member covenant and agree not to, and shall cause each of their affiliates not to, directly or indirectly, alone or in concert with any other affiliate, group or other person:

          (i) own, acquire, offer or propose to acquire or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or entity (including by way of merger or consolidation), the beneficial ownership of, or the right to vote of, more than one percent (1%) of the shares of the outstanding capital stock of the Company or any securities convertible into such capital stock (except by way of stock splits, stock dividends, stock reclassifications or other distributions or offerings made available and, if applicable, exercised on a pro rata basis, to holders of the Company capital stock generally), or such greater amount than the Group and each Group Member receives in its allocation of the consideration received from the Merger, however, the Group and each Group Member will seek to reduce such ownership amount to one percent (1%) or less as expeditiously as possible but in no event later than six (6) months after the closing of the Merger;

          (ii) directly or indirectly, sell, transfer or otherwise dispose of any interest in the Group's shares of OTFC capital stock or Company capital stock without the Company's prior written consent, provided however, that the Group may transfer such shares: (A) to any person who the Group believes, after due inquiry, would beneficially own immediately after any such sale or transfer less than 5% of the outstanding shares of common stock of the Company; (B) to any person who the Group believes, after due inquiry, would be entitled to report beneficial ownership of common stock on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (C) in a registered broad-distribution underwritten public offering; (D) to the Company or to OTFC;
(E) pursuant to any tender offer or exchange  offer which is  recommended


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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 18 of 24
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by the Board of  Directors  of the  Company;  (F) to any other person who enters
into  a  standstill   agreement   with  the  Company  on  terms  and  conditions
substantially equivalent to those in this Agreement; and (G) to and among Group Members and their affiliates who are also subject to the terms and conditions of this Agreement;

          (iii) (A) propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of substantially all the assets of or other business combination involving, or a tender or exchange offer for securities of, the Company or any of its subsidiaries or any material portion of its or such subsidiary's business or assets or any other type of transaction that would result in a change in control of the Company (any such action described in this clause (A) is a "Company Transaction Proposal"), (B) seek to exercise any control or influence over the management of the Company or the Board of Directors of the Company or any of the businesses, operations or policies of the Company, (C) present to the Company, its stockholders or any third party any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal, or (D) seek to effect a change in control of the Company;

          (iv) publicly suggest or announce its willingness or desire to engage in a transaction or group of transactions or have another person engage in a transaction or group of transactions that constitute or could reasonably be expected to result in a Company Transaction Proposal, or take any action that might require the Company to make a public announcement regarding any such Company Transaction Proposal;

          (v) initiate, request, induce, encourage or attempt to induce or give encouragement to any other person to initiate, or otherwise provide assistance to any person who has made or is contemplating making, or enter into discussions or negotiations with respect to, any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal;

          (vi) solicit proxies (or written consents) or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents), or otherwise become a "participant" in a "solicitation," or assist any "participant" in a "solicitation" (as such terms are defined in Rule 14a-1 of Regulation 14A and Instruction 3 of Item 4 of Schedule 14A, respectively, under the Exchange Act) in opposition to the recommendation or proposal of the Company's Board or Directors, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) the capital stock of the Company, or execute any written consent in lieu of a meeting of the holders of the capital stock of the Company or grant a proxy with respect to the voting of the capital stock of the Company to any person other than to the Board of Directors of the Company;

          (vii) initiate, propose, submit, encourage or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals or induce or attempt to induce any other person to initiate any stockholder proposal, or seek election to or seek to place a representative or other affiliate or nominee on the Company's Board or Directors or seek removal of any member of the Company's Board of Directors;

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 19 of 24
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          (viii) form,  join in or in any other way (including by deposit of the
Company's capital stock) participate in a partnership, pooling agreement, syndicate, voting trust or other group with respect to the Company's capital stock, or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of the Company's capital stock;

          (ix) (A) join with or assist any person or entity, directly or indirectly, in opposing, or make any statement in opposition to, any proposal or director nomination submitted by the Company's Board of Directors to a vote of the Company's stockholders, or (B) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of stockholders in connection with), or make any statement in favor of, any proposal submitted to a vote of the Company's stockholders that is opposed by the Company's Board of Directors;

          (x) vote for any nominee or nominees for election to the Board of Directors of the Company, other than those nominated or supported by the Company's Board of Directors, and no Group Member shall consent to become a nominee for election as a Director of the Company;

          (xi) except in connection with the enforcement of this Agreement, participate, by encouragement or otherwise, in any litigation against or derivatively on behalf of the Company or its officers and directors, except for testimony which may be required by law, and except as may occur in the ordinary course of business with respect to any loan, deposit or other transaction where the Group Member or an affiliate is dealing with the Company as a customer;

          (xii) make any public statement, whether by press release, comment to any news media or otherwise, regarding the affairs of the Company or that reflects negatively against the Company or any subsidiary or the Board of Directors of the Company or any subsidiary or any of the directors or officers of the Company or any subsidiary; and

                (xiii) advise, assist, encourage or finance (or arrange, assist or facilitate financing to or for) any other person in connection with any of the matters restricted by, or otherwise seek to circumvent the limitations of, this Agreement.

     (b) During the term of this Agreement, the Group and each Group Member covenant and agree, and shall require each of their affiliates to vote the shares of OTFC common stock beneficially owned by them in favor of the approval of the Merger and will not: (i) make any public announcement in opposition to the Merger; (ii) submit or seek any other person or entity to submit a proposal for a tender offer, merger or similar transaction with OTFC; or (iii) vote the shares beneficially owned in OTFC in favor of, solicit proxies or seek another person or entity to solicit proxies on behalf of, a proposal, the purpose of which is to oppose or nullify the Merger.

     (c) During the term of this Agreement, the Group and each Group Member covenant and agree, and shall require each of their affiliates, to vote and shall require any affiliate, group or other person acting in concert with any Group Member to vote, all shares beneficially owned (i) in favor of any proposal submitted by the Company's management to a vote of the Company's stockholders where the proposal requires a majority or greater percentage of affirmative votes of the total


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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 20 of 24
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outstanding capital stock of the Company for passage and (ii) in accordance with the recommendations of a majority of the members of the Board of Directors of the Company then in office on all procedural matters submitted to a vote of the Company's stockholders, including, without limitation, the election of directors and auditors.

     4. Notice of Breach, Remedies, and Attorneys' Fees.

     The parties acknowledge the generally accepted principle that a material breach by one party to a contract excuses further performance by the other, but they expressly agree that an actual or threatened breach of this Agreement by any party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each party shall be entitled to seek a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions.

     The Group (and each Group Member) expressly agree that they will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Company unless and until the Company is given written notice of such breach and ten (10) business days during which time the Company may either cure such breach or seek equitable relief. If the Company seeks equitable relief, the Group (and each Group Member) irrevocably stipulate that any failure to perform or any assertion by the Group (or any Group Member) that they are excused from performing their obligations under this Agreement would cause the Company irreparable harm, that the Company shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that the Group (and each Group Member) shall not deny or contest that such actions would cause the Company irreparable harm. If, after such ten (10) business day period, the Company has not either reasonably cured such material breach or obtained equitable relief, the Group (or each Group Member) may terminate this Agreement by delivery of written notice to Company.

     The Company expressly agrees that it will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Group (or any Group Member) unless and until the Group (and each Group Member) is given written notice of such breach and ten (10) business days during which time the Group (or any Group Member) may either cure such breach or seek equitable relief. If the Group (or any Group Member) seeks equitable relief, the Company irrevocably stipulates that any failure to perform or any assertion by the Company that it is excused from performing its obligations under this Agreement would cause the Group (and each Group Member) irreparable harm, that the Group (or any Group Member) shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that the Company shall not deny or contest that such actions would cause the Group (and each Group Member) irreparable harm. If, after such ten (10) business day period, the Group (or the Group Member) has not either reasonably cured such material breach or obtained declaratory or injunctive relief, the Company may terminate this Agreement by delivery of written notice to the Group and each Group Member.

     If any party institutes an action to interpret this Agreement, or to enforce its rights under or recover damages for breach of, this Agreement, the prevailing party in such action or appeal shall


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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 21 of 24
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be awarded all costs and expenses of the litigation,  including, but not limited to, attorneys' fees, filing and service fees and witness fees. The prevailing party will be the party that succeeds either affirmatively or defensively on claims having the greatest value or importance, as determined by the court.

         5. Term. This Agreement shall be effective upon the execution of the Agreement, and will remain in effect for a period of five (5) years, unless terminated pursuant to the provisions of Section 16 below.

         6. Publicity. During the term of this Agreement, none of the parties hereto shall cause, suffer or, to the extent within its control, permit any press release or other publicity concerning any other party to be created, issued or circulated without the prior reasonable and good faith approval of the other party.

         7. Notices. All notice requirements and other communications indicated shall be deemed given when personally delivered or on the first business day after being sent by overnight courier, addressed to the Group and the Company below:

        Group:           Joseph Stilwell
                         26 Broadway, 23rd Floor
                         New York, New York 10004

        With a copy to:  Spencer L. Schneider, Esq.
                         145 Hudson Street
                         New York, New York 10013

        The Company:     Clyde E. Conklin
                         President and Chief Executive Officer
                         FirstBank NW Corp.
                         920 Main Street
                         Lewiston, Idaho 83501

        With a copy to:  John F. Breyer, Jr., Esq.
                         Breyer & Associates PC
                         8180 Greensboro Drive, Suite 785
                         McLean, Virginia 22102

     8. Governing Law and Choice of Forum. Washington law, unless applicable federal law or regulation is deemed controlling, shall govern the construction and enforceability of this Agreement. Any and all actions concerning any dispute arising hereunder shall be filed and maintained in a state or federal court, as appropriate, sitting in the State of Washington.

     9. Severability. If any term, provision, covenant or restriction of this Agreement is held by any governmental authority or a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 22 of 24
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     10. Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns, and transferees by operation of law, of the parties. Except as otherwise expressly provided for herein, this Agreement shall not inure to the benefit of, be enforceable by or create any right or cause of action in any person, including any shareowner of the Company, other than the parties hereto.

     11.   Survival  of   Representations,   Warranties  and   Agreements.   All
representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

     12. Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

     13. Definitions. As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:

     (a) The term "acquire" means every type of acquisition, whether effected by purchase, exchange, operation or law or otherwise.

     (b) The term "acting in concert" means (i) knowing participation in a joint activity or conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (ii) a combination of pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

     (c) The term "affiliate" means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, one or more of the Group Members.

     (d) The terms "beneficial ownership" or "beneficially owned" mean all capital stock of the Company owned or held in the name of a Group Member or an associate thereof, individually or jointly with any other person; by any trust in which the Group Member is a settlor, trustee, or beneficiary; by any corporation in which the Group Member is a stockholder (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding voting power), director or officer; by any partnership in which the Group Member is a limited partner (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests), or a general partner, employee or agent; or by any other entity in which a Group Member holds, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests.

     (e) The term "change in control" means: (i) any person or group who becomes the beneficial owner of shares of capital stock of the Company or FirstBank Northwest (the "Bank") representing 25% or more of the total number of votes that may be cast for the election of the


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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 23 of 24
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Board of  Directors  of the  Company or the Bank,  (ii) in  connection  with any tender or exchange offer (other than an offer by the Company or the Bank), merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who were directors of the Company or the Bank cease to be a majority of the Board of Directors, or (iii) stockholders of the Company or the Bank approve a transaction pursuant to which substantially all of the assets of the Company or the Bank will be sold.

     (f) The term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital stock, by contract, or otherwise.

     (g) The term "group" has the meaning as defined in Section 13(d)(3) of the Exchange Act.

     (h) The term "person" includes an individual, group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate, or any other group formed for the purpose of acquiring, holding or disposing of the equity securities of the Company.

          (i) The term "transfer" means, directly or indirectly, to sell, gift, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, gift, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any capital stock, or any interest in any capital stock, of the Company; provided, however, that a merger or consolidation in which the Company is a constituent corporation shall not be deemed to be the transfer of any capital stock beneficially owned by the Group or a Group Member.

          (j) The term "vote" means to vote in person or by proxy, or to give or authorize the giving of any consent as a stockholder on any matter.

     14. Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, and signature pages may be delivered by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     15. Duty to Execute. Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

     16. Termination. This Agreement shall cease, terminate and have no further force and effect upon any termination of the Merger Agreement in accordance with its terms.


             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK
                        SIGNATURES ARE ON FOLLOWING PAGE


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CUSIP No. 685932105            SCHEDULE 13D/A                 Page 24 of 24
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     IN WITNESS WHEREOF,  this Agreement has been duly executed and delivered by duly authorized officers of the undersigned as of the day and year first above written.

STILWELL VALUE PARTNERS II, L.P.                FIRSTBANK NW CORP.

/s/ Joseph Stilwell                             /s/ Clyde E. Conklin
------------------------------                  --------------------------------
By:   STILWELL VALUE LLC                        By:  Clyde E. Conklin
      General Partner                                President and CEO

/s/ Joseph Stilwell
------------------------------
By:   Joseph Stilwell
      Managing and Sole Member

STILWELL ASSOCIATES, L.P.

/s/ Joseph Stilwell
------------------------------
By:   STILWELL VALUE LLC
      General Partner

/s/ Joseph Stilwell
------------------------------
By:   Joseph Stilwell
      Managing and Sole Member

STILWELL VALUE LLC

/s/ Joseph Stilwell
------------------------------
By:   Joseph Stilwell
      Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
-------------------------------
Joseph Stilwell


                                    EXHIBIT A

The Group currently holds 283,476 shares of OTFC Common Stock.